

13031607

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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~~ANNUAL AUDITED REPORT~~
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2013
Washington DC
400

KW 3/7

SEC FILE NUMBER
8-42529

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Saybrook Capital Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 Wilshire Blvd., Suite 850
(No. and Street)

Santa Monica (City) CA (State) 90401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Barbara Luzzatto (310) 656-4284
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Holthouse, Carlin + Van Tright, LLP
(Name – *if individual, state last, first, middle name*)

11444 W. Olympic Blvd., 11th Fl (Address) Los Angeles (City) CA (State) 90064 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Jon P. Schotz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Saybrook Capital Corp., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Partner

Title

See attached acknowledgment

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

CIVIL CODE § 1189

State of California
County of Los Angeles

On 02/27/2013 (Date) before me, Rachel M. Wright, Notary Public (Here Insert Name and Title of the Officer),

personally appeared Jon P. Schotz (Name(s) of Signer(s))



RACHEL M. WRIGHT
Commission # 1992755
Notary Public - California
Los Angeles County
My Comm. Expires Oct 28, 2016

Place Notary Seal Above

who proved to me on the basis of satisfactory evidence to be the person~~(s)~~ whose name~~(s)~~ is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity~~(ies)~~, and that by his/~~her/their~~ signature~~(s)~~ on the instrument the person~~(s)~~, or the entity upon behalf of which the person~~(s)~~ acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature: Rachel M. Wright (Signature of Notary Public)

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Annual Audited Report Form X-17A-5 Part III

Document Date: ______ Number of Pages: 2

Signer(s) Other Than Named Above: ______

Capacity(ies) Claimed by Signer(s)

Signer's Name: ______
☐ Corporate Officer — Title(s): ______
☐ Individual
☐ Partner — ☐ Limited ☐ General
☐ Attorney in Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ______

Signer Is Representing: ______



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Signer's Name: ______
☐ Corporate Officer — Title(s): ______
☐ Individual
☐ Partner — ☐ Limited ☐ General
☐ Attorney in Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ______

Signer Is Representing: ______



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SAYBROOK CAPITAL CORP.
(A DELAWARE CORPORATION)
FINANCIAL STATEMENTS,
SUPPLEMENTAL INFORMATION
AND REPORTS OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
DECEMBER 31, 2012 AND 2011


HCVT
CERTIFIED PUBLIC ACCOUNTANTS
HOLTHOUSE
CARLIN &
VAN TRIGT LLP

SAYBROOK CAPITAL CORP.

(A DELAWARE CORPORATION)
FINANCIAL STATEMENTS,
SUPPLEMENTAL INFORMATION
AND REPORTS OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
DECEMBER 31, 2012 AND 2011

SAYBROOK CAPITAL CORP.

(A DELAWARE CORPORATION)
DECEMBER 31, 2012 AND 2011

TABLE OF CONTENTS

	Page(s)
Report of Independent Registered Public Accounting Firm	1 - 2
Financial Statements:	
Statements of Financial Condition	3
Statements of Operations	4
Statements of Changes in Shareholders' Equity	5
Statements of Cash Flows	6
Notes to Financial Statements	7 – 10
Supplemental Information:	
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	11
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission	12
Schedule III - Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	13
Supplemental Report:	
Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3	14 – 15

All other supplemental information required by Rule 17a-5 and the Statement of Changes in Liabilities Subordinated to Claim of General Creditors has not been provided as the Registrant is excluded from the disclosure requirement or it is not applicable.


HCVT
CERTIFIED PUBLIC ACCOUNTANTS

HOLTHOUSE CARLIN & VAN TRIGT LLP

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Saybrook Capital Corp.:

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Saybrook Capital Corp., a Delaware corporation, (the Company) as of December 31, 2012 and 2011, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Saybrook Capital Corp. as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

11444 W. Olympic Boulevard, 11th Floor, West Los Angeles, CA 90064 • 4550 E. Thousand Oaks Boulevard, Suite 100, Westlake Village, CA 91362
100 Oceangate, Suite 800, Long Beach, CA 90802 • 117 East Colorado Boulevard, 6th Floor, Pasadena, CA 91105
555 Anton Boulevard, Suite 700, Costa Mesa, CA 92626 • 15760 Ventura Boulevard, Suite 1700, Encino, CA 91436
400 W. Ventura Boulevard, Suite 250, Camarillo, CA 93010

Report of Independent Registered Public Accounting Firm
(Continued)

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I through III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I through III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I through III is fairly stated in all material respects in relation to the financial statements as a whole.

Holthouse Carlin & Van Trigt LLP

Los Angeles, California
February 26, 2013

SAYBROOK CAPITAL CORP.

(A DELAWARE CORPORATION)
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2012 AND 2011

ASSETS

	2012	2011
Current assets:		
Cash and cash equivalents	$ 153,947	$ 165,806
Accounts receivable	-	2,500
Total current assets	153,947	168,306
Property, at cost:		
Furniture and equipment	28,161	28,161
Leasehold improvements	7,451	7,451
Total property, at cost	35,612	35,612
Less: accumulated depreciation and amortization	(35,612)	(35,612)
Property, net	-	-
Other assets:		
Notes receivable, net (Note 3)	-	-
Due from affiliates, net	2,079	2,079
Total other assets	2,079	2,079
Total assets	$ 156,026	$ 170,385

LIABILITIES AND SHAREHOLDERS' EQUITY

	2012	2011
Current liabilities:		
Accounts payable and accrued expenses	$ -	$ 31
Total current liabilities	-	31
Commitments and contingencies (See Notes)		
Shareholders' equity	156,026	170,354
Total liabilities and shareholders' equity	$ 156,026	$ 170,385

See accompanying notes to financial statements.

SAYBROOK CAPITAL CORP.

(A DELAWARE CORPORATION)
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
Revenues:		
Interest income	$ 28	$ 182
Other revenues (Note 3)	18,314	-
Total revenues	18,342	182
Operating expenses:		
FINRA fees, dues and subscriptions	3,913	3,559
Insurance	946	1,108
Professional fees - accounting	15,300	13,969
Professional fees - legal	-	58
Office expenses	83	302
Telephone	-	4
Total operating expenses	20,242	19,000
Operating loss	(1,900)	(18,818)
Other income	-	100
Loss before California franchise tax	(1,900)	(18,718)
California franchise tax	800	800
Net loss	$ (2,700)	$ (19,518)

See accompanying notes to financial statements.

SAYBROOK CAPITAL CORP.
(A DELAWARE CORPORATION)
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	Common Stock		Additional Paid-In	Accumulated	Total Shareholders'
	Shares	Amount	Capital	Deficit	Equity
Balance, December 31, 2010	9,999	$ 10	$ 288,990	$ (2,227)	$ 286,773
Distributions	-	-	-	(96,901)	(96,901)
Net loss	-	-	-	(19,518)	(19,518)
Balance, December 31, 2011	9,999	10	288,990	(118,646)	170,354
Distributions	-	-	-	(11,628)	(11,628)
Net loss	-	-	-	(2,700)	(2,700)
Balance, December 31, 2012	9,999	$ 10	$ 288,990	$ (132,974)	$ 156,026

See accompanying notes to financial statements.

SAYBROOK CAPITAL CORP.

(A DELAWARE CORPORATION)
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
Cash flows from operating activities:		
Net loss	$ (2,700)	$ (19,518)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in assets and liabilities:		
Accounts receivable	2,500	12,500
Accounts payable and accrued expenses	(31)	(14,969)
Due to/from affiliates, net	-	1,826
Net cash used in operating activities	(231)	(20,161)
Cash flows from financing activities:		
Distributions to shareholders	(11,628)	(96,901)
Cash used in financing activities	(11,628)	(96,901)
Net change in cash and cash equivalents	(11,859)	(117,062)
Cash and cash equivalents, beginning of year	165,806	282,868
Cash and cash equivalents, end of year	$ 153,947	$ 165,806
Supplemental disclosures of cash flow information:		
Cash paid during the year for California franchise tax	$ 800	$ 800
Cash paid during the year for interest	$ -	$ -

See accompanying notes to financial statements.

SAYBROOK CAPITAL CORP.
(A DELAWARE CORPORATION)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012 AND 2011

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

Saybrook Capital Corp., a Delaware corporation (the Company), incorporated on February 2, 1990, is a broker-dealer registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority (FINRA): The Company engages in municipal securities underwriting and trading as well as the sale of direct private placements through limited partnerships.

Basis of Accounting

The Company uses the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America. Income and expenses are recorded as earned and incurred, respectively.

Authorized Shares

The Company's Certificate of Incorporation authorized the issuance of 10,000 shares of common stock having a par value of $0.001 per share. As of December 31, 2012 and 2011 9,999 shares of common stock were issued and outstanding.

Revenue Recognition

Revenue from management and monthly engagement fees are recognized when services are performed and earned as determined contractually. Success fees are recognized when the services are completed, any contingencies no longer exist and the Company anticipates the realization of income through future cash payments.

Statements of Cash Flows

For purposes of the statements of cash flows, the Company considers all highly liquid unrestricted investments with an original maturity of three months or less to be cash equivalents.

Property

Property is stated at cost. Depreciation and amortization expense is calculated principally on an accelerated method over the estimated economic useful lives of the assets, which are five to seven years, or, for leasehold improvements, the term of the lease, if shorter. Property was fully depreciated as of April 2003.

Income Taxes

The Company has elected to be treated as an S-Corporation for federal and state income tax purposes. Accordingly, the Company is not liable for federal income taxes and is liable for state income taxes of 1.5 percent of taxable income. The Company has no significant timing differences for state tax reporting and, accordingly, there are no deferred state tax assets or liabilities. The Company is required to pay an $800 annual tax to the state of California for the right to conduct business in the state.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (Continued)

The Company has adopted the accounting topic generally accepted in the United States of America for income taxes, which provides guidance for how uncertain income tax positions should be recognized, measured, presented and disclosed in the financial statements. The Company is required to evaluate the income tax positions taken or expected to be taken to determine whether the positions are "more-likely-than-not" to be sustained upon examination by the applicable tax authority. The Company has determined that the application of the accounting topic for income taxes does not impact its operations. With few exceptions, the Company is no longer subject to U.S. federal and state income tax examinations by tax authorities for years before 2008.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2. CONCENTRATION OF CREDIT AND BUSINESS RISK

The Company's cash and cash equivalents are maintained in various bank accounts. The Company has exposure to credit risk to the extent that its cash and cash equivalents exceed amounts covered by federal deposit insurance. The Company believes that its credit risk is not significant.

The Company shares office space with affiliated companies and receives administrative support and other services for which it is not charged. The Company's additional operating costs, if it was required to reimburse the affiliate, are not known (Note 6).

The Company generated no investment advisory fee revenue for the years ended December 31, 2012 and 2011.

NOTE 3. NOTES RECEIVABLE

On October 3, 1995, the Company purchased an unsecured note receivable totaling $50,000, with interest at the rate of 15 percent payable semi-annually on March 1 and September 1 from Santa Monica Amusements, LLC (SMA). The principal balance was due June 30, 2004. Based upon the terms of the note, the Company received a secondary note receivable in the amount of $3,250, which represents the accrued interest on the note through March 1, 1996. The secondary note receivable carries the same terms as the primary note receivable. In 2010, the Company received a payment which reduced the note receivable balance to $0. Subsequent payments received have been recorded as other revenues.

NOTE 3. NOTES RECEIVABLE (Continued)

In 2012, the Company received additional settlement payments, following the sale of SMA's assets in 2010, totaling $18,314 which has been recorded as other revenues in the accompanying statement of operations. The Company expects to receive a final settlement payment for an undetermined amount in 2013 related to the SMA notes receivable.

NOTE 4. OFFICE LEASE

The Company leases office space under an operating lease which expires on February 28, 2013. The Company's affiliates also utilize the leased office space. The lease requires monthly rental payments, beginning March 1, 2008 of $45,579, which increase annually by 4 percent. The Company is a signatory to this lease; however, an affiliate of the Company makes the lease payments and incurs the rent expense. For the years ended December 31, 2012 and 2011, all required lease payments have been made by the affiliate. No rent expense was recorded by the Company for the years ended December 31, 2012 and 2011.

NOTE 5. NET CAPITAL REQUIREMENTS

As a broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1). In accordance with the net capital provisions of Rule 15c3-1, the Company is required to maintain a minimum net capital, defined as the greater of $100,000 or 6 2/3 percent of the Company's total aggregated indebtedness and a maximum net capital ratio of 15 to 1. The basic concept of the net capital rule is liquidity; its objective being to require a broker-dealer to have at all times sufficient liquid assets to meet its current liabilities.

At December 31, 2012, the Company had net capital of $153,947, which exceeded the minimum requirement of $100,000 by $53,947 and had an aggregated indebtedness to net capital ratio of 0.00 to 1 (Schedule I). The Company may have future capital withdrawals, but management intends to limit these distributions so they will not cause the Company to be in violation of its net capital requirements.

NOTE 6. RELATED PARTY TRANSACTIONS

General Operating Expenses

An entity owned by the shareholders of the Company pays for all employee costs and certain operating expenses of the Company, except those expenses directly relating to broker-dealer transactions. As a result, the Company, at the discretion of the shareholders, pays a management fee to the related entity to reimburse for significant general operating expenses. No management fee was charged for these services for the years ended December 31, 2012 and 2011.

NOTE 7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events that have occurred from December 31, 2012 through February 26, 2013, which is the date that the financial statements were available to be issued, and determined that there were no subsequent events or transactions that required recognition or disclosure in the financial statements.

SCHEDULE I

SAYBROOK CAPITAL CORP.

(A DELAWARE CORPORATION)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2012

	Accounts From		
	Audited Financial Statements	Unaudited FOCUS Part II	Difference Increase (Decrease)
Total Shareholders' Equity	$ 156,026	$ 156,026	$ -
Deductions and/or Charges			
Non-allowable assets included in the following statement of financial condition captions:			
Due from affiliates, net	(2,079)	(2,079)	-
Total Non-Allowable Assets	(2,079)	(2,079)	-
Net Capital	$ 153,947	$ 153,947	$ -
Total Aggregated Indebtedness (A.I.)	$ -	$ -	$ -
Minimum Net Capital - 6 2/3% of A.I.	$ -	$ -	
Minimum Net Capital Required	$ 100,000	$ 100,000	
Excess Net Capital	$ 53,947	$ 53,947	
Excess Net Capital at 1000%	$ 153,947	$ 153,947	
Ratio of Aggregated Indebtedness to Net Capital	0.00 to 1	0.00 to 1	

See accompanying notes to financial statements and Report of Independent Registered Public Accounting Firm.

SAYBROOK CAPITAL CORP.

(A DELAWARE CORPORATION)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT
TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2012

The provisions of this rule shall not be applicable to the Company, pursuant to Rule 15c3-3(k)(2)(i), who, as a broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

SAYBROOK CAPITAL CORP.

(A DELAWARE CORPORATION)
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2012

The provisions of this rule shall not be applicable to the Company, pursuant to Rule15c3-3(k)(2)(i), who, as a broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

See Report of Independent Registered Public Accounting Firm.



Report of Independent Registered Public Accounting Firm on Internal Control
Required by SEC Rule 17a-5 for a Broker-Dealer
Claiming an Exemption from SEC Rule 15c3-3

To Board of Directors of
Saybrook Capital Corp.:

In planning and performing our audit of the financial statements and supplemental information of Saybrook Capital Corp. (the Company) as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United Statements of America, we considered the Company's internal control over financial reporting (internal controls) as a basis for designing our audit procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal controls. Accordingly, we do not express an opinion on the effectiveness of the Company's internal controls.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal controls and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Report of Independent Registered Public Accounting Firm on Internal Control
Required by SEC Rule 17a-5 for a Broker-Dealer
Claiming an Exemption from SEC Rule 15c3-3
(Continued)

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the use of the members, management, the SEC, the Financial Industry Regulatory Authority and other information and regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in the regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Holthouse Carlin & Van Trigt LLP

Los Angeles, California
February 26, 2013